                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ________)*


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                               AROS CORPORATION

                               (Name of Issuer)
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                   Common Stock, par value $0.01 per share


                        (Title of Class of Securities)
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                                  04268Q-101


                                (CUSIP Number)
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                          J. Richard Steadman, M.D.

                             C/o Aros Corporation
                             1290 Bay Dale Drive
                                   PMB 351
                               Arnold, MD 21012
                                (410) 349-2431

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
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                                June 21, 2002


           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04268Q-101
----------------------------------------------------------------------------------------------------------------------------
             1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             J. RICHARD STEADMAN, M.D.
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             2.  Check the Appropriate Box if a Member of a Group (See Instructions):

             (a) X
             (b)
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             3.  SEC Use Only
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             4.  Source of Funds (See Instructions):   OO
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             5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             N/A
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             6.  Citizenship or Place of Organization:

             UNITED STATES
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Number of Shares    7.  Sole Voting Power:    0
Beneficially        --------------------------------------------------------------------------------------------------------
Owned by Each       8.  Shared Voting Power:    28,724,037
Reporting Person    --------------------------------------------------------------------------------------------------------
With                9.  Sole Dipositive Power:    2,759,969
                    --------------------------------------------------------------------------------------------------------
                    10.  Shared Dispositive Power:    0
----------------------------------------------------------------------------------------------------------------------------
             11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,759,969(1), 28,724,037(2)
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             12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
             N/A
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             13.  Percent of Class Represented by Amount in Row (11):  5.58%(1), 58.12%(2)
----------------------------------------------------------------------------------------------------------------------------
             14.  Type of Reporting Person (See Instructions):  IN

(1) Represents number and percentage of shares Dr. Steadman beneficially owns irrespective of membership in a group.

(2) Represents aggregate number and percentage of shares beneficially owned by the group, of which Dr. Steadman is a member pursuant to the terms of the Stockholders' Agreement, discussed further below.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Aros Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1290 Bay Dale Drive, PMB 351, Arnold, MD 21012.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is filed by J. Richard Steadman, M.D. The residence address of Dr. Steadman is 1299 Spraddle Creek Road, Vail, Colorado 81657. Mr. Steadman is an orthopedic surgeon who conducts his practice at the Steadman Hawkins Clinic. The clinic is located at 181 West Meadow Drive, Suite 400, Vail, Colorado 81657.

         (d) During the last five years, Dr. Steadman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Dr. Steadman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Dr. Steadman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Dr. Steadman received the securities to which this Schedule 13D relates in connection with that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 21, 2002, by and among the Issuer, Aros Acquisition Corp., a wholly owned subsidiary of the Issuer, and ReGen Biologics, Inc. ("ReGen"), pursuant to which ReGen became a wholly owned subsidiary of the Issuer (the "Merger").


         As consideration for the Merger, the holders of all of ReGen's issued and outstanding capital stock exchanged their shares for shares of capital stock of the Issuer. In addition, the Issuer agreed to assume all stock option and warrant obligations of ReGen in connection with the Merger. Specifically, each share of ReGen common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive
2.7495 shares of the Issuer's common stock; each share of ReGen's Series A through F preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.0663 shares of the Issuer's common stock, plus 2.6832 shares of the Issuer's Series B convertible preferred stock, par value $0.01 per share; and each share of ReGen's Series G preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive
2.7495 shares of the Issuer's Series A convertible preferred stock, par value $0.01 per share.

         In connection with the Merger, Dr. Steadman, Allen & Company Incorporated, Sanderling Venture Partners IV Co-Investment Fund, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling IV Venture Management, Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Ventures Management, Sanderling Venture Partners II, L.P., Sanderling Ventures Limited, L.P. and Centerpulse USA Holding Co. (formerly Sulzer Medica Holding Co.), all former stockholders of ReGen, entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of June 21, 2002, whereby the parties to the Stockholders' Agreement agreed to vote all of their shares of capital stock of the Issuer in favor of certain corporate actions, including but not limited to maintaining the Issuer's board of directors at seven (7) members, electing certain individuals to the Issuer's board, amending the Issuer's certificate of incorporation to increase the number of authorized shares of common stock of the Issuer and amending the Issuer's by-laws.

         References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (j)  The information set forth or incorporated by reference in
Item 3 above is hereby incorporated herein by reference.

         Pursuant to the Stockholders' Agreement, the parties thereto have agreed to vote all of their shares of common stock, Series A preferred stock and/or Series B preferred stock of the Issuer then owned, as well as any shares of capital stock of the Issuer acquired after the date of the Stockholders' Agreement, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, in favor of the following:

                  1. The authorized number of directors on the Issuer's board of directors shall be maintained at seven (7) members;

                  2. The following persons shall be elected to the Issuer's
                     board of directors:

                           a. The then-current Chief Executive Officer of Issuer, who shall initially be Gerald
                                    E. Bisbee, Jr.;

                           b. Two (2) designees of Sanderling Ventures, one of whom shall initially be Dr. Robert
                                    G. McNeil;

                           c.       One (1) designee of Centerpulse USA
                                    Holding Co., who shall initially be
                                    Richard Frtischi;

                           d. One (1) designee of a majority of the members of the board of directors of the Issuer immediately prior to the effective time of the Merger, who shall initially be Alan W. Baldwin; and

                           e. Two (2) designees of a majority of the foregoing members of the board of directors of the Issuer, one of whom shall initially be Dr. J. Richard Steadman;

                  3. An amendment to the Issuer's certificate of incorporation to increase the number of shares of the Issuer's authorized common stock by an amount sufficient for issuance upon conversion or exercise of the Issuer's Series A preferred stock, the Issuer's Series B preferred stock and the ReGen options and warrants assumed by the Issuer;

                  4. The amendment of the Issuer's bylaws to provide for the governance of the Issuer as contemplated by the Stockholders' Agreement and the Merger Agreement;

                  5. A reverse stock split;

                  6. An increase in the number, as of the date of the
                     Stockholders' Agreement, of shares available for issuance pursuant to options issued under the Issuer's Employee Stock Option Plan by 3.0 million shares; and

                  7. A change in the name of the Issuer and an accompanying
                     ticker symbol change, both as determined by the board of directors of the Issuer subsequent to the effective time of the Merger.

         In addition, the parties to the Stockholders' Agreement agreed to vote or consent (or cause to be voted or consented), in person or by proxy, all shares and any other voting securities of the Issuer (whenever acquired) that are beneficially owned or held of record by such party or as to which such party has, directly or indirectly, the right to vote or direct the voting, (i) against any amendment or change to the certificate of incorporation or bylaws of the Issuer providing for the election of less than seven (7) directors, or any other amendment or change to the certificate of incorporation or bylaws inconsistent with the terms of the Stockholders' Agreement, or (ii) in favor of any amendment or change to the certificate of incorporation or bylaws necessary to be made to render such certificate of incorporation or bylaws consistent with the terms of the Stockholders' Agreement.

         References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) The number of shares of common stock and options and warrants to purchase common stock of the Issuer beneficially owned by Dr. Steadman not as a member of any group is 2,759,969, representing approximately 5.58% of the voting power of shares of common stock of the Issuer on August 28, 2002.

         The number of shares of common stock and options and warrants to purchase common stock of the Issuer covered by the Stockholders' Agreement is 28,724,037, representing approximately 58.12% of the voting power of shares of common stock of the Issuer on August 28, 2002.

----------------------------------------------------------------------------------------------------------------------
                                                                Sole                          Sole          Shared
                                 Number of     Percentage      Voting     Shared Voting    Dispositive   Dispositive
             Name                  Shares       of Class        Power         Power           Power         Power
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
J. Richard Steadman                2,759,969          5.58%            0       2,759,969      2,759,969             0
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Sanderling Venture Partners
IV Co-Investment Fund, L.P.        1,784,574          3.61%            0       1,784,574      1,784,574             0
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Sanderling IV Biomedical
Co-Investment Fund, L.P.             481,836          0.98%            0         481,836        481,836             0
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Sanderling IV Venture
Management                                 0             0%            0               0              0             0
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Sanderling Venture Partners V
Co-Investment Fund, L.P.           5,101,815         10.32%            0       5,101,815      5,101,815             0
----------------------------------------------------------------------------------------------------------------------
Sanderling V Biomedical
Co-Investment Fund, L.P.           3,093,053          6.26%            0       3,093,053      3,093,053             0
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Sanderling V Limited
Partnership                          834,270          1.69%            0         834,270        834,270             0
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Sanderling V Ventures
Management                           343,830          0.70%            0         343,830        343,830             0
----------------------------------------------------------------------------------------------------------------------
Sanderling V Beteiligungs
GmbH & Co. KG                        704,530          1.43%            0         704,530        704,530             0
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Centerpulse USA Holding Co.
(formerly Sulzer USA Holding
Co.)                               7,288,939         14.75%            0       7,288,939      7,288,939             0
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Allen & Company Incorporated       2,532,249          5.12%            0       2,532,249      2,532,249             0
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Sanderling Venture Partners
II, L.P.                           2,399,224          4.85%            0       2,399,224      2,399,224             0
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Sanderling Ventures Limited,
L.P.                               1,399,748          2.83%            0       1,399,748      1,399,748             0
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Total:                            28,724,037         58.12%            0      28,724,037     28,724,037             0
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

         By virtue of the Stockholders' Agreement, Dr. Steadman may be deemed to be a member of a group with the other parties thereto and share voting power with such parties with respect to the shares covered by the Stockholders' Agreement. However, Dr. Steadman retains sole power to dispose of or direct the disposition of all shares held by him.

         To the best of Dr. Steadman's knowledge, each of the other parties to the Stockholders' Agreement retains sole power to dispose of or direct the disposition of all shares held by such party.

         (c) To the best of Dr. Steadman's knowledge, there have not been any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d- 191), whichever is less, by the persons named in response to paragraph (a).

         (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information provided or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. References to and descriptions of the Merger Agreement and Stockholders' Agreement incorporated by reference to this Item 5 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 5.

         To the best of Dr. Steadman's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit     Description
         -------     -----------
         1           Agreement and Plan of Merger, dated as of June 21, 2002,
                     by and among Aros Corporation, Aros Acquisition Corp. and
                     ReGen Biologics, Inc. (1)

         2 Stockholders' Agreement, dated as of June 21, 2002, by and among the several stockholders named therein.




(1) Reference to the Agreement and Plan of Merger set forth in this Item 7 is qualified in its entirety by reference to Exhibit 10.1 of the 8-K filed by Issuer on June 26, 2002, and is incorporated in its entirety in this Item 7.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 2, 2002

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Date

/s/ J. Richard Steadman, M.D.

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Signature

J. Richard Steadman, M.D.

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Name/Title